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FIRST MINING TO ACQUIRE CAMERON GOLD PROJECT
FROM CHALICE GOLD MINES LIMITED

May 3, 2016

VANCOUVER, BC, CANADA – First Mining Finance Corp. (“First Mining”) is pleased to announce that it has entered into a definitive share purchase agreement (the “Agreement”) with Chalice Gold Mines Limited (ASX: CHN) (TSX: CXN) (“Chalice”). Under the Agreement First Mining has agreed to acquire Cameron Gold Operations Ltd., a wholly-owned subsidiary of Chalice (the “Transaction”) which owns the Cameron Gold project located in Ontario in exchange for 32,260,836 common shares of First Mining (the “Consideration Shares”). Chalice will also retain a one percent net smelter royalty over certain mining claims within the Cameron Gold project which are not encumbered by pre-existing royalties.

On completion of the Transaction, which is subject to Chalice shareholder approval, Chalice will hold approximately 8.1% of the issued and outstanding shares of First Mining. The parties to the Transaction are at arm’s length. Pricing for the Transaction was based on the 20-day VWAP of the First Mining shares as of April 6, 2016. The deemed value of the Transaction is approximately $13,000,000.

CAMERON GOLD PROJECT

The Cameron Gold project is an advanced-stage resource project located in the highly mineralized Kakagi Lake Greenstone Belt of the Archean-aged Superior Province located in southwestern Ontario, approximately 80 km south-east of the town of Kenora. The project consists of a total of 154 unpatented claims, 24 patented claims, seven mining licences of occupation (MLO) and four mining leases for a total land package of 31,673 hectares. In December, 2015, Chalice filed a Technical Report (the “Report”) entitled “Technical Report on the Cameron Gold Deposit, Ontario, Canada”. The Report included a resource estimate for the Cameron Gold project which, at a cut-off grade of 0.50 g/t gold, is estimated to have Measured and Indicated Resources of 7,824,000 tonnes grading 2.26 g/t gold (569,000 Au ounces) and Inferred Resources of 14,464,000 tonnes grading 1.92 g/t gold (894,000 Au ounces).

To the best of First Mining’s knowledge, information and belief, there is no new material scientific or technical information that would make the disclosure of the mineral resources in the Report inaccurate or misleading.

Dr. Chris Osterman, P. Geo., Chief Executive Officer of First Mining, a Qualified Person for the purposes of National Instrument 43-101 has reviewed the Report on behalf of First Mining and has approved the scientific and technical content of this news release.

SUMMARY OF PROPOSED TRANSACTION

Under the terms of the Agreement, on closing First Mining will issue an aggregate of 32,260,836 common shares of First Mining to Chalice. In addition, First Mining will grant a net smelter royalty of 1% to Chalice on certain mining claims within the Cameron Gold project which are not encumbered by pre-existing royalties. First Mining will retain the right to repurchase 0.5% of the net smelter royalty for $1,000,000. Following the completion of the Transaction, Chalice will hold approximately 8.1% of the issued and outstanding shares of First Mining.

The Consideration Shares will be subject to a statutory resale restriction in Canada for a four-month period from completion of the Transaction. In addition, Chalice has agreed to further provisions, restricting the sales of shares, to not more than approximately one eighth of the total Consideration Shares per month over the following eight months except where the sale is in a single block to a purchaser acceptable to First Mining.

The Transaction is subject to approval of the shareholders of Chalice and to receipt of applicable regulatory and stock exchange approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

Keith Neumeyer, Chairman of First Mining, stated: “The acquisition of the Cameron gold project further enhances First Mining’s position in Ontario and adds to our portfolio an attractive property with a significant established resource and a very large land package with significant exploration upside. This accretive acquisition increases our global Measured and Indicated in-situ gold resources to over 6.8 million ounces and our total Inferred in-situ gold resources to over 3.5 million ounces.”

Chalice is expected to hold a shareholder meeting to approve the Transaction on or about June 17, 2016, and closing is expected to occur shortly thereafter.

ABOUT FIRST MINING FINANCE CORP.

First Mining is a mineral property holding company whose principal business activity is to acquire high quality mineral assets with a focus in the Americas. First Mining currently holds a portfolio of 26 mineral assets in Canada, Mexico and the United States with a focus on gold. Ultimately, the goal is to continue to increase its portfolio of mineral assets through acquisitions that are expected to be comprised of gold, silver, copper, lead, zinc and nickel.

For further information, please contact Patrick Donnelly, President at 604-639-8854, or Derek Iwanaka, Vice President, Investor Relations at 604-639-8824 or visit our website at www.firstminingfinance.com.

ON BEHALF OF THE BOARD OF
FIRST MINING FINANCE CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information” and "forward-looking statements”(collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of First Mining, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this press release relate to, among other things: anticipated benefits of the Transaction to First Mining; the pro rata shareholdings of Chalice in First Mining; the timing and receipt of required shareholder and stock exchange and regulatory approvals for the Transaction; the ability of First Mining and Chalice to satisfy the other conditions to, and to complete, the Transaction; the anticipated date of the Chalice shareholder meeting; and the anticipated date of closing of the Transaction. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: satisfaction or waiver of all applicable conditions to closing of the Transaction including, without limitation, receipt of all necessary shareholder, stock exchange and regulatory approvals or consents and lack of material changes with respect to the parties and their respective businesses, all as more particularly set forth in the Agreement. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, First Mining does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.